Montgomery, McCracken, Walker & Rhoads, llp attorneys at law
Louis N. Marks Direct Dial (215) 772-7496 Email LNMarks@mmwr.com	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109 215-772-1500

December 9, 2010
VIA EDGAR TRANSMISSION

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Re:
DVL, Inc.
Amended Schedule 13E-3
Filed by DVL, Inc. and Alan E. Casnoff on October 26, 2010
File No. 005-37902
Revised Preliminary Proxy Statement on Schedule 14A
Filed by DVL, Inc. on October 26, 2010
File No. 001-08356

Dear Mr. Orlic:

On behalf of DVL, Inc., a Delaware corporation (the “Registrant” or “DVL”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rules 101(a)(i) and (iii) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System, and Section 6 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”):  (i) the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”), and (ii) the Notice of Annual Meeting and Preliminary Proxy Statement, as amended, relating to DVL Special Annual Meeting of Stockholders (the “Proxy Statement”).

We are providing you with responses to the comments received from the Commission’s Staff (the “Staff”) by letter dated November 26, 2010 (the “Comment Letter”), with respect to the Registrant’s Amended Proxy Statement and Amended Schedule 13E-3 (together with all exhibits thereto).  For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the number of the Staff’s comments contained in the Comment Letter) and DVL’s responses have been set forth below in italics.  The Amended Proxy Statement and Amended Schedule 13E-3 reflect the Registrant’s responses to the Comment Letter.  All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

* Philadelphia, PA *  Cherry Hill, NJ *  Wilmington, DE  *  Berwyn, PA  *  Linwood, NJ *

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

Courtesy copies of this letter and of the Amended Proxy Statement and Amended Schedule 13E-3 together with all exhibits and supplemental Staff Information, are being concurrently provided via Federal Express overnight delivery directly to your attention.

Schedule 13E-3

General

1.
We note the disclosure under various items of the Schedule 13e-3.  Your Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3.  Refer to General Instruction G of Schedule 13E-3.

Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

As requested, we have cross referenced the Schedule 13E-3 and Proxy Statement and vice-versa in accordance with the rules.

Introduction, page 3

2.	Please revise the first sentence to state that the Schedule 13E-3 is also filed by Mr. Casnoff.

The first sentence has been revised to add Mr. Casnoff’s name.

Preliminary Proxy Statement on Schedule 14A

General

3.	Clearly mark your proxy statement and form of proxy as “Preliminary Copies.” See Rule 14a-6(e)(l) of Regulation 14A.

The refiled copies of the Proxy Statement and Proxy have been marked “Preliminary” copies.  We understand that in the conversion to EDGAR, those markings somehow disappeared (as did various punctuation and other marks throughout the document).  We have made the corrections.

4.
With a view toward revised disclosure, please explain to us the practical difference between proposals 2, which seeks shareholder approval to amend your charter to effect the stock split, and 3 (a), which seeks shareholder approval to amend your charter to implement the stock split.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

We have revised the Proxy Statement so that Proposal 2 seeks stockholder approval to amend the charter to effect the split without reserving any option for the Board to reconsider.  The Board did not have any particular scenario in mind other than that the future is uncertain.  On reflection, we believe attempting to conjure up material scenarios is not worth the effort.

Similarly, Proposal 3 was simplified to seek stockholder approval (a) to reduce the authorized stock (preferred and common) to save annual state franchise taxes, and (b) to simplify the charter by restating it.  After 40 years of amendments, the document is made more readable by eliminating superseded or otherwise irrelevant language.

5.
The information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a “Special Factors” section in the front of your disclosure document.  See Rule 13e-3(e)(l)(ii) and revise your document accordingly.

We have rearranged the location of our responses to Items 7, 8 and 9 of Schedule 13E-3 and placed them under the heading “Special Factors” following “Manner of Voting.”  Essentially, this change moved the material from pages 13 through 15 and 16 through 21 of the first draft under Proposal 2 to page 4 and following in the current draft.  In addition, as part of our enhancement of Items 7, 8 and 9, we revised entirely the “Summary of Terms.”

6.
Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, your summary financial information, as described in Item l010(c) of Regulation M-A, must be disseminated to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3.

All of the financial information (including the Company’s Form 10Ks and 10Qs as filed with the SEC) required by Item 1010(a) is available and incorporated by reference.  However, because of DVL’s extremely small size, the Company will disseminate to the stockholders its 2009 10K and its most recent Form 10Q along with the proxy material.

7.
You do not appear to have provided all of the information required by Item 1003(c) of Regulation M-A with respect to your executive officers and directors.  Please advise, or revise your proxy statement to include this information.

In accordance with Item 1003(c) of Regulation M-A we have added statements to the effect that none of the executive officers or directors has been convicted of a crime or enjoined from violations of the securities laws.  Those statements have been added under Proposal 1 regarding the Election of Directors.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

Overview, page 1

8.
You state that the proxies are authorized to use discretionary authority to vote on any other matters that may properly come before the meeting.  You also state that the board of directors knows of no other business to be transacted at the annual meeting.  This does not appear to be the applicable standard under Rule 14a-4(c)(1), which delineates the scope of discretionary authority for solicitations with respect to annual meetings.  Please revise, or tell us why you believe this is the proper standard.

The Company has not held an Annual Meeting for many years and no stockholder proposals have ever been received.  Accordingly, the Company is proceeding under the last sentence of Regulation section 240.14(a)-4(c)(1) which reads in full as follows:

If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant sends its proxy materials for the current year.

Summary of Terms of Reverse Stock Split, page 2

9.	Your bullet points must cross-reference a more detailed discussion appearing elsewhere in the document. Refer to Item 1001 of Regulation M-A and revise your document accordingly.

A sentence has been added cross-referencing Proposal 2 and Special Factors.

Manner of Voting and Vote Required, page 3

10.
The description of your proxy card contained in the second paragraph on page 3 is not consistent with the actual form of proxy card, with regard to the mechanics of withholding votes for director nominees.  Revise your proxy card accordingly.

The proxy card has been amended to allow votes to be “withheld” with respect to the election of Directors and to permit abstentions from voting for Proposal Numbers 2 and 3.  The Proxy has been revised to state that if no direction is indicated the proxy will be voted FOR the election of the nominees for director and FOR each of Proposal Numbers 2 and 3, and that abstentions, “withheld” votes and broker non-votes will be counted toward the presence of a quorum for the transaction of business.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

11.
Disclose in this section the proper impact of withholds and broker non-votes on the election of directors, which you state is subject to plurality voting.  Please also revise the fifth paragraph on page 3 so that it is consistent with the second paragraph regarding the effect of abstentions and broker non-votes.

The paragraphs on page 3 have been changed to be consistent with that recited in the answer to question 10 above.  “Withheld” votes, abstentions and broker non-votes will be counted towards the quorum.  Paragraph 5 has been moved to follow paragraph 2 and made consistent with the second paragraph.

Security Ownership of Certain Beneficial Owners. Directors and Executive Officers, page 4

12.	Disclose the aggregate number and percentage of common stock owned by your executive officers individually. See Item 5 of Schedule 14A and Item 1008(a) of Regulation M-A.

Of the executive officers, only Alan Casnoff own stock.  In our view that fact is clearly disclosed in the table on page 4.  Mr. Casnoff owns 335,000 shares, Mr. Flicker owns 145,000 shares, all directors and officers as a group own 480,000 shares.  By definition, the rest of the directors and officers do not own any shares.

13.
We note that the shares held by Mr. Cohen, Mr. Chazanoff and Mr. Gray are held by a group, as defined by Rule 13d-5(b)(l).  In this respect, note that the referenced rule indicates that members of the group have beneficial ownership of the shares held by the group.  Thus, revise your disclosure to indicate that the filing persons have beneficial ownership of 27.2% of your common stock.  As needed, you may state the specific number of shares over which each named individual has direct beneficial ownership in the footnote.

We have revised the table and the footnote 2 on page 4 to clarify that Messrs. Cohen Chazanoff and Gray, who are affiliates of the Company, are also beneficial owners of the 13D Group’s 27.2% ownership of the Company’s common stock.  In effect, we flipped the table and the footnote.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

Proposal 1 - Election of Directors, page 5

14.	Please revise the second paragraph on page 6 to comply with the requirements of Item 407(b) of Regulation S-K.

The paragraph regarding directors meetings have been amended to include the number of meetings and the attendance record of the directors.  In addition, the Company’s policy is that directors attend the Company’s annual meetings and that has been so stated in the Proxy Statement.  As you know, the Company has not had annual meetings for quite some time so any reference to directors who attended the last meeting would not be relevant.  Among other things, the current directors are no longer the same people.

15.	Please remove RESIG from the Summary Compensation Table. Note that Item 402(a)(3) of Regulation S-K requires the inclusion of individuals. To the extent necessary, please add individuals to the table.

RESIG has been removed from the compensation table.  Its removal does not require the addition of any individual to the table.

Proposal 2 - Reverse Stock Split, page 10

16.
You state here that you will pay security holders a cash payment equal to $0.14 per share for each pre-split share they hold that in the aggregate total less than 7,500 shares.  However, disclosure in your proposed charter amendment appears to be stating that the cash payment will equal the product of $0.14 times the fraction of one share owned by the security holder.  Please advise.

The current filing contains the correct Exhibit A, which states that “upon the surrender of the stockholders Old Certificates [the stockholders will be paid] an amount equal to the product obtained by multiplying $0.14 by the number of shares owned prior to the split.”

17.
Refer to the second paragraph on page 10. Please revise your disclosure to describe the potential bases for changes to the amended charter that may result from requirements of the Delaware Secretary of State.  Are there any requirements under Delaware law with which you are unfamiliar or which create uncertainty?

There are no requirements of the Delaware law with which we are unfamiliar or with which we think that there is uncertainty on the subject of the Charter.  However, experience dictates that on any particular occasion an individual filing clerk may require some sort of change that will allow the clerk to make his mark.  It is often easier to comply than to dispute any such requests.  Nonetheless, in order to avoid that problem we paid for a pre-clearance of the Charter Amendment.  Except for an inconsequential typo, the document was accepted.  Accordingly, there should be no requests for changes to the Charter Amendment when filed.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

18.
Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated stockholders to retain an ownership interest in your company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations.  See Item 1013(c) of Regulation M-A.

The irony of the situation is that many unaffiliated stockholders will retain their ownership interest in the Company regardless of the exchange ratio.  The issue is that for a variety of historical reasons there are a large number of stockholders with very small holdings and as a practical matter they cannot sell their shares even if they wanted to do so.  The reverse stock split will allow them to do so without incurring brokerage fees or other expenses.

The Company’s expectation is that the purchase of only about 10% of the Company’s outstanding shares will give rise to an elimination of about 3,400 stockholders, none of whom has anything to gain by continuing to own their shares as their ownership is so nominal.  As explained in the Proxy Statement, the repurchase of these shares in the reverse stock split will allow the Company to save a lot of money otherwise spent annually on SEC compliance.  The rest of the unaffiliated stockholders will have the opportunity to remain owners along with the affiliate stockholder.

19.	Please revise the fifth paragraph to clearly state whether the going private transaction is fair to your unaffiliated security holders, not all of your security holders.

At your request, the final clause of the second sentence of the 5th paragraph under Proposal 2 – Reverse Stock Split has been revised to state that “the reverse stock split is fair to and in the best interest of our unaffiliated stockholders.”  We have eliminated the statement that says the reverse stock split is fair to and in the best interest of all our stockholders.

20.
You state that the members of your board of directors intend to vote the shares of common stock that they control in favor of the reverse stock split.  State the reasons for the intended action, and expand this disclosure to address your executive officers and affiliates.  See Item 1012(d) of Regulation M-A.

In the seventh paragraph under Proposal 2 – Reverse Stock Split, we have added a statement that the executive officers, directors and affiliates intend to vote their shares in favor of the reverse split, because it makes no business sense to continue incurring the monetary or diversionary costs of being a public company.  Each of the officers, directors and affiliates came to that conclusion for all of the reasons set forth in the Proxy Statement.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

21.
The circumstances under which the board may choose to abandon the going private transaction despite shareholder approval are material and should be described with as much specificity as possible here (second paragraph of page 11) and in the summary of terms section.

As stated in the answer to question 4, we have eliminated the Board’s discretion to abandon the transaction.  If the stockholders approve the Reverse Stock Split, the Board will implement it.

22.
We are unable to locate the statement required by 1012(e) of Regulation M-A regarding whether or not any executive officer, director or affiliate of your company (or any person specified in Instruction C to the schedule) has made a recommenda-tion either in support of or opposed to the transaction and the reasons for the recommendation.  Please advise, or revise your proxy statement to include this information.

We believe the Proxy Statement complies with 1012(e) of Regulation M-A.  The Proxy Statement states that the directors believe that the transaction makes sense for the business reasons described at length.  Mr. Casnoff has said that he is personally in favor of the transaction as the President, CEO and Director of the Company for all those reasons and that he will vote all of his shares in favor.  In addition, Messrs. Chazanoff and Cohen have stated that they and their 13D group similarly intend to vote their shares in favor of the transaction.  In each case, the Proxy Statement states that those parties recommend that the stockholders vote in favor of the Reverse Stock Split.  We do not believe there is anything more to say.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

Background and History of the Reverse Stock Split Proposal, page 11

23.
We note that the last event described is a presentation by Mr. Casnoff to the board of directors.  Please revise to describe subsequent events leading up to the determination to proceed with this going private transaction.

There are no subsequent events to describe.  At the Board of Directors Meeting on October 15 the Board decided to proceed with filing the Proxy Statement and the transaction.  We have added a statement to that effect.

Alternative Transactions Considered, page 13

24.
Refer to the fourth paragraph on page 14.  The last sentence states that the board “determined to seek a price greater than the quoted market price …”  Please explain who determined the price for the current transaction if it was not the board of directors.

The Board of Directors determined the price for the proposed transaction based upon their own deliberations among themselves with the benefit of the independent advice from ESBA.  The paragraph to which you refer is that the Board of Directors believes the market place for the Company’s stock does not fairly reflect the fair value of the Company.  After discussion, the Board concluded that 14 cents per share would be more fair than the market price of 10 or 11 cents.  We have clarified that language accordingly.

Effects on the Company, page 17

25.
Disclose the effects of the transaction on your affiliates, including those affiliates who are engaged in the Rule 13e-3 transaction and those who are not.  See Item 1013(d) of Regulation M-A and the instructions thereto.

We believe that we have complied with the rule and that the headings further help in that regard.

Opinion of Financial Advisor, page 19

26.	Disclose the method of selection of ESBA. Refer to Item 1015(b)(3) of Regulation M-A.

Under the heading “Opinion of Financial Advisor,” the Company has added a paragraph about its decision to hire ESBA.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

27.	Please disclose the financial projections for fiscal years 2010 through 2015.

The financial projections have been added on pages 14-15 of the Proxy Statement.

28.
For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in the analysis and to demonstrate how that information resulted in the values already disclosed.  See Item 1015(b)(6) of Regulation M-A.

At pages 12 through 14 we have revised the disclosure to include the underlying data requested.

29.
Please tell us whether ESBA provided a report to the board of directors in connection with its presentation of its fairness opinion.  Note that any materials prepared by ESBA in connection with its fairness opinion, including any “board books,” draft fairness opinions provided to your board of directors and any summaries of presentations made to your board of directors generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by ESBA, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  Revise to summarize all the presentations made by ESBA, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

The Proxy Statement has been revised to explain in further detail ESBA’s oral report to the Board.  The additions to the Proxy Statement are derived from ESBA’s Valuation and Analysis Report which they wrote in support of their opinion.  There were no “board books,” drafts or summaries presented to the Board.  The Valuation and Analysis report is filed as an Exhibit to Item 9 of Schedule 13E-3.

Fairness of the Reverse Stock Split, page 20

30.
State whether Mr. Casnoff personally believes that the transaction is substantively and procedurally fair or unfair to unaffiliated security holders.  Also ensure that the proxy statement presents all required disclosure from the additional perspective of this filing person.  Rule 13e-3 requires that each affiliate engaged in a going private transaction furnish the required disclosures.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

Under the heading “Fairness of the Reverse Stock Split,” the end of the first paragraph now recites that Mr. Casnoff personally believes that the transaction is substantively and procedurally fair to unaffiliated security holders.

31.	Please provide the required disclosure relating to the procedural fairness of the going private transaction. See Item 1014 of Regulation M-A.

The Proxy Statement recites the procedural fairness of the going private transaction.

Proposal 3- Amend Company’s Charter.... page 26

32.
Please clarify your disclosure regarding the extent to which each of the items included in Proposal 3 are conditioned on approval of Proposal 2, and revise your proxy card accordingly to note the interrelationship.

As described in our answer to question 4, we have revised Proposal 3 so that it is not conditional on Proposal 2.

33.	Please unbundle Proposal 3 into three separate proposals. Refer to Rule 14a-4(a)(3).

Proposal 3 has been changed to reflect simply the Amendment of the Company’s Charter to eliminate or minimize the authorized preferred stock and common stock, and to amend and restate the Company’s Certificate of Incorporation in its entirety.  The Proxy Card has been changed accordingly.  The approval of Proposal 2 will suffice for purposes of amending the Charter to accomplish the reverse stock split.

Quorum and Required Vote, page 27

34.
In the first paragraph on page 28, you state that nominees can vote shares in their discretion on behalf of a client, if the client has not given them voting instructions.  However, later in this paragraph, you describe the effect of broker non-votes.  Please reconcile this discrepancy, or advise.  Ensure that the final disclosure appearing on this page is consistent in this regard with that appearing on page 3.

Pages 3 and 28 have been revised so that they are consistent.  The disclosure has been revised to state that:

(i) “[s]hares represented by valid proxies will be voted in the manner specified on the proxies.  If no direction is indicated, the proxy will be voted FOR the election of the nominees for Director and FOR each of Proposal Numbers 2 and 3.”

(ii) “On non-routine matters, such as the election of directors (Proposal 1) banks, brokers and nominees cannot vote without instructions from the beneficial owner, resulting in so-called “broker non-votes.”

(iii) Abstentions and votes withheld in connection with the election of one or more of the nominees for Director or Proposal Numbers 2 (regarding the Reverse Stock Split of Common Stock) and 3 (regarding the Elimination of Preferred Stock and the amendment of the Company’s Certificate of Incorporation) as well as broker “non-votes” will be counted will not be counted as votes cast in favor or against a proposal, but will have the same effect as votes cast against a particular proposal.

(iv) Abstentions, “withheld” votes and broker non-votes will be counted in determining whether a quorum exists.”

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

35.
You state here that the election of directors will be subject to a majority voting standard.  Reconcile this with disclosure appearing on page 5, which states that the election of directors is subject to a plurality voting standard.

Under Section 216 of Delaware General Corporation Law, “Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.”  The disclosure has been revised accordingly.

Incorporation by Reference, page 32

36.
You appear to be incorporating by reference certain of your periodic reports in response to the requirements of Item 13(a) of Schedule 14A.  Given that you do not appear eligible to rely on Item 13(b)(1), please confirm that you intend to deliver such reports to security holders with the proxy statement, or advise.  Alternatively, you may revise your proxy statement to include the information required by Item 13(a).

The Company will both incorporate by reference to its 1934 Act filings, and disseminate its 2009 for 10K and most recent 10Q to the stockholders with the Proxy Statement.

37.	Please file electronically with the proxy statement the periodic reports you are incorporating in this section. See Note D.4 to Schedule 14A.

We have done so.

38.
Your meeting is scheduled to take place on December 17, 2010, but Note D.3 to Schedule 14A requires that the proxy statement be sent to security holders no later than 20 business days prior to the meeting date.  Please tell us how you intend to comply with this provision, or advise.

When we drafted the Preliminary Proxy Material in October we were expressing our hope to hold the meeting in December.  However, given where we are in the process, we have changed the meeting date to January 28, 2011 and the record date to January 1, 2011 with a view to mailing the Proxy Statement and financials on January 7, 2011.  We request that you work with us to accomplish our goal.  The costs of continuing this process are excessive for a company this small.

Montgomery, McCracken, Walker & Rhoads, LLP

David L. Orlic, Special Counsel
December 9, 2010

Exhibit C

39.
The fairness opinion states that it is not intended for any purpose other than the use and benefit of the board of directors.  Please revise to remove the implication that investors are not entitled to rely on the opinion.  Alternatively, advise us of the basis for ESBA’s belief that shareholders cannot rely upon the opinion to support any claims against ESBA arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with ESBA).  Describe any applicable state-law authority regarding the availability of such potential defense.  In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further, state that the availability of such state-law defense to ESBA would have no effect on the rights and responsibilities of either ESBA or your board of directors under the federal securities laws.  Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

ESBA has revised its opinion.

Its original language read as follows:

Our opinion is for the use and benefit of the Board of Directors of DVL in its evaluation of the Reverse Split and is not intended for any other purpose.

In response to your comment, ESBA revised the foregoing sentence to read as follows:

We have been engaged by the Board of Directors to render our opinion, which is for the information and use of the Board of Directors in its evaluation of the Reverse Split and is not intended for any other purpose.

DVL, and based upon authority provided to me, on behalf of Alan E. Casnoff, together being all of the “filing persons” with respect to these filings, hereby acknowledge that (i) each filing person is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff have questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect to the Proxy Statement or Schedule 13E-3, please contact the undersigned at the number indicated on the first page of this letter as soon as possible so that we can expeditiously and efficiently and proceed to notify the stockholders of the proposed transaction and hold the Special Annual Meeting of DVL Stockholders.  Thank you for your cooperation.

Sincerely,

By:	/s/ Louis N. Marks
Louis N. Marks

LNM/sb
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